15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders of Northern Dynasty Minerals Ltd. (the "Company") will be held at the 1500, 1055 West Georgia Street, Vancouver, British Columbia, on June 23, 2017 at 11:00 a.m., local time, for the following purposes:

1.	To receive the consolidated financial statements for the year ended December 31, 2016;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint auditors for the ensuing year; and

4.	To consider, and if thought advisable, to approve the Company’s share option plan and its continuation for a three year period as described in the accompanying Information Circular.

The Information Circular accompanying this Notice contains details of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Non-registered shareholders (beneficial shareholders) who hold their shares through a brokerage firm, bank or trust company and plan to attend the Meeting must follow the instructions set out in the accompanying form of proxy or voting instruction form, and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 23, 2017.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

If you have any questions or require assistance with voting your shares, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: (in North America – Call Toll Free) 1-877-452-7184 or (Outside North America – Call Collect) 416-304-0211; or contact Laurel Hill by email at: assistance@laurelhill.com